UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 18)
QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
(Name of Issuer)
QUILMES INDUSTRIAL S.A.
(Translation of Issuer’s Name into English)
Class B Shares, without par value
American Depositary Shares, each of which represents two (2) Class B Shares, without par value, evidenced by American Depositary Receipts
(Title of Class of Securities)
74838Y20
(CUSIP Number)
Graham David Staley
Companhia de Bebidas das Américas — AmBev
Rua Dr. Renato Paes de Barros, nº 1.017, 4º andar
04530-001 São Paulo, SP
Brazil
(55-11) 2122-1428
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:
Kevin Kelley, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the bidder)
February 15, 2008
(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
(Amendment No. 18)

CUSIP No.	74838Y20

1	NAMES OF REPORTING PERSONS Companhia de Bebidas das Américas - AmBev

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Federative Republic of Brazil

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		46,627,229 Class B Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

46,627,229 Class B Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,627,229 Class B Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

98.81% of Class B Shares

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

1)	Each Class A Share and Class B Share has one vote.

2)	On January 31, 2003, NCAQ Sociedad Colectiva (“NCAQ”), an indirect subsidiary of Companhia de Bebidas das Américas — AmBev (“AmBev”), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa), Société Anonyme (the “Issuer”, “Quinsa” or the “Company”).

3)	On January 31, 2003, Dunvegan S.A. (“Dunvegan”), an indirect subsidiary of AmBev, acquired 230,920,000 Class A Shares of the Issuer from Beverage Associates (BAC) Corp. (“BAC”).

4)	On January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. (“QIB”), a subsidiary of Quinsa, from Heineken International B.V. (“Heineken”).

5)	After January 31, 2003, Dunvegan also acquired 12,000,000 Class B Shares of the Issuer.

6)	On March 3, 2004, BRC S.à.R.L. (“BRC”) and various other entities controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”) (collectively, the “SB Group Companies”) entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the “Stichting”), Eugénie Patri Sébastien S.A. (“EPS”) and InBev SA, formerly Interbrew S.A. (“InBev”) (the “Contribution and Subscription Agreement”) with respect to the contribution of the 8,253,913,260 shares of AmBev common stock owned by the SB Group Companies to InBev and the subscription by BRC of 141,712,000 ordinary shares of InBev.

7)	On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement were consummated. Accordingly, BRC contributed to InBev 100% of the capital stock of Tinsel Investments S.A., a company incorporated under the laws of Luxembourg (“Tinsel Lux”), which then directly owned 100% of the capital stock of InBev Holding Brasil S.A. (previously named Braco Investimentos S.A. and formerly Tinsel Participações Ltda.), a company incorporated under the laws of the Federative Republic of Brazil (“Braco Investimentos”), and indirectly owned 98.64% of the capital stock of Empresa de Administração e Participações S.A.-ECAP, a company incorporated under the laws of the Federative Republic of Brazil (“ECAP”). Braco Investimentos and ECAP, together, held 8,253,913,260 AmBev common shares. In exchange for the contribution to InBev of Tinsel Lux, InBev issued 141,712,000 new ordinary shares to BRC. BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Interbrew Shareholders Agreement with respect to 321,712,000 ordinary shares of InBev, which represent approximately 56% of the outstanding capital stock of InBev.

8)	Also on August 27, 2004, AmBev issued 7,866,181,882 new AmBev common shares and 11,398,181,319 new AmBev preferred shares to a subsidiary of InBev in connection with the consummation of the transactions contemplated by an Incorporação Agreement dated March 3, 2004, among AmBev, Labatt Brewing Canada Holding Ltd., Labatt Brewing Company Limited and Interbrew S.A./N.V. (the “Incorporação Agreement”).

9)	As a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement and the Incorporação Agreement, InBev indirectly held 16,120,095,142 AmBev common shares and 11,398,181,319 AmBev preferred shares, representing approximately a 69% voting interest and 50% economic interest in AmBev. In addition, at that time BAC elected not to accelerate its right to exercise an option it had pursuant to the terms of the Stock Purchase Agreement (as defined below) to sell to AmBev Class A Shares of Quinsa, which was triggered as a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement.

10)	On April 13, 2006, BAC, AmBev and Quinsa executed a Letter Agreement (the “2006 Letter Agreement”) pursuant to which, subject to certain conditions described therein, BAC (or its affiliates) would sell, assign, transfer and deliver to AmBev, and AmBev (or its affiliates) would purchase and accept from BAC (or its affiliates), 373,520,000 Class A Shares of Quinsa (the “Remaining Shares”). In the 2006 Letter Agreement, BAC and AmBev agreed that, notwithstanding anything to the contrary contained in the Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev (the “Stock Purchase Agreement”), BAC and AmBev would not be permitted to exercise their respective exchange options under the Stock Purchase Agreement.

11)	On August 8, 2006 (the “Closing Date”), BAC transferred all right, title and interest of BAC and its affiliates in and to the Remaining Shares to Beverage Associates Holding Ltd., a Bahamas corporation (“BAH”), and sold all of the issued and outstanding shares of BAH (“BAH Shares”) to AmBev in lieu of the Remaining Shares. In addition, on the Closing Date, BAC and AmBev entered into certain agreements in order to reflect the transfer of the Remaining Shares to, and ownership of the Remaining Shares by, BAH and the sale to AmBev of the BAH Shares. As a consequence of these transactions, certain agreements executed among BAC, AmBev and the Issuer (including the Quinsa Shareholders Agreement that provided for the joint control of the Issuer and shared board representation between BAC and AmBev) were terminated (on the terms set forth in the respective termination agreements).

12)	On June 29, 2007, BAH was merged into AmBev, which became the legal successor of BAH’s interest in Quinsa.

13)	On December 21, 2007, AmBev entered into stock purchase agreements with three of the Company’s largest shareholders (other than AmBev) who on that date held 0.01% of Quinsa’s outstanding Class A shares and 7.4% of Quinsa’s outstanding Class B shares. Pursuant to the terms of the stock purchase agreements, the selling shareholders agreed to tender and not withdraw their shares pursuant to the Offer. For more information on AmBev’s agreements with these selling shareholders, you should read the agreements, which are attached as Exhibits 2.26, 2.27 and 2.28 to this document and are incorporated herein by reference.

14)	AmBev commenced the tender offer contemplated by the stock purchase agreements on December 28, 2007. Pursuant to the tender offer, AmBev acquired 3,136,001 Class A shares and 8,238,314.867 Class B shares (including 7,235,114.867 Class B shares held as ADSs) of Quinsa on February 15, 2008.

15)	As of the date hereof, AmBev beneficially owns approximately 99.6% of all the outstanding voting shares of the Issuer.

Item 1. Security and Issuer.
This Report on Schedule 13D relates to the Class B Shares, without par value, of Quilmes Industrial (Quinsa), Société Anonyme, a Luxembourg public limited company (“Quinsa”).
Quinsa has been listed on the Luxembourg Stock Exchange (“LSE”) since July 1991.
The address of Quinsa’s principal executive offices is 84, Grand Rue L-1660 Luxembourg, Grand-Duchy of Luxembourg. Quinsa’s telephone number is (352) 47 38 85. Quinsa’s authorized representative in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.
Quinsa Class A Shares and Class B Shares are currently listed and traded in U.S. dollars on the LSE. Quinsa’s Class B Shares are also listed on the New York Stock Exchange (“NYSE”) in the form of American Depositary Shares (“ADSs”), each of which represents two (2) Quinsa Class B Shares, evidenced by American Depositary Receipts (“ADRs”). On February 13, 2008, the NYSE informed Quinsa that it intended to de-list Quinsa’s ADRs from the NYSE. Quinsa has indicated that it will not contest this de-listing.
Item 3. Source and Amount of Funds or Other Considerations.
Item 3 is amended as follows:
The reporting person funded the purchase of Class A Shares and Class B Shares (including Class B Shares held as ADSs) tendered in the Offer (as defined below) and the payment of related fees and expenses from existing general corporate funds.
Item 4. Purpose of Transaction
Item 4 is hereby amended as follows:
(a),(f),(h),(i). On February 15, 2008, AmBev consummated a tender offer the purpose of which was to acquire any and all of the outstanding Class A shares and Class B shares (including Class B shares held as ADSs) of Quinsa that were not already owned by AmBev or its subsidiaries.
AmBev intends to make additional purchases of Quinsa Class B shares (and Class B shares held as ADSs) from time to time in the open market or through privately negotiated transactions at prevailing market prices in order to reduce the number of U.S. holders of Quinsa Class B shares (and Class B shares held as ADSs) to less than 300.
AmBev is contemplating plans for Quinsa to apply to delist the remaining Class A shares and Class B shares from the Luxembourg Stock Exchange and, as when permitted by applicable law and regulation, to terminate the registration of the Class B shares under the U.S. Securities and Exchange Act of 1934, as amended. This transaction could result in the company going private.

Item 5. Interest in Securities of the Issuer.
Item 5 is amended and restated by the following:
(a) Rows (11) and (13) of the cover to this Schedule 13D are hereby incorporated by reference.
(b) Rows (7) through (10) of the cover page to this Schedule 13D set forth the aggregate number of Quinsa Class B Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Quinsa Class B Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.
(c) Paragraphs 13 and 14 of the cover to this Schedule 13D are hereby incorporated by reference. Pursuant to the tender offer, AmBev purchased 3,136,001 Class A shares of Quinsa at a price of US$4.125 per Class A share and 8,238,314.867 Class B shares of Quinsa (including 7,235,114.867 Class B shares held as ADSs) at a price of US$41.25 per Class B share.
AmBev intends to make additional purchases of Quinsa Class B shares (and Class B shares held as ADSs) from time to time in the open market or through privately negotiated transactions at prevailing market prices in order to reduce the number of U.S. holders of Quinsa Class B shares (and Class B shares held as ADSs) to less than 300.
(d) Except as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Quinsa Class B Shares owned by AmBev and its affiliates.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is not amended hereby.
Item 7. Material to Be Filed as Exhibits.
Item 7 is not amended hereby.

ANNEX A
Information Required as to Executive Officers and
Directors of AmBev
Directors of AmBev

Present Principal Occupation
Name	Citizenship	Business Address	or Employment

Carlos Alves de Brito	Brazil	Brouwerijplein 1, 3000, Leuven, Belgium	CEO of InBev
Marcel Herrmann Telles	Brazil	800 Third Avenue, 38th Floor, New York, NY, USA	InBev shareholder
Carlos Alberto da Veiga Sicupira	Brazil	800 Third Avenue, 38th Floor, New York, NY, USA	InBev shareholder
Vicente Falconi Campos	Brazil	Alameda da Serra 500, 2º andar, Nova Lima, MG, Brazil	Director of AmBev
Luis Felipe Pedreira Dutra Leite	Brazil	Brouwerijplein 1, 3000, Leuven, Belgium	CFO of InBev
Jo Van Biesbroeck	Belgium	Brouwerijplein 1, 3000, Leuven, Belgium	Officer of InBev
Jorge Paulo Lemann (alternate)	Brazil	Rue Rebhalde, 35, Jona, Switzerland	InBev shareholder
Roberto Moses Thompson Motta (alternate)	Brazil	Rua Dr. Renato Paes de Barros, n° 1.017, 3° andar cjs. 31 e 32 04530-001 São Paulo, SP, Brazil	InBev director
Victório Carlos de Marchi	Brazil	Rua Dr. Renato Paes de Barros, n° 1.017, 3° andar cjs. 31 e 32 04530-001 São Paulo, SP, Brazil	Chairman of FAHZ, AmBev
José Heitor Attilio Gracioso	Brazil	Av. Brigadeiro Faria Lima, 3900, 11º andar, cj. 1101, CEP 04538-132, São Paulo, SP, Brazil	Officer of FAHZ
Roberto Herbster Gusmão	Brazil	Av. Brigadeiro Faria Lima, 3900, 11º andar, cj. 1101, CEP 04538-132, São Paulo, SP, Brazil	Officer of FAHZ
Executive Officers of AmBev

Name	Current Position

Luiz Fernando Ziegler de Saint Edmond	Chief Executive Officer for Latin America
Bernardo Pinto Pavia	Chief Executive Officer for North America
Ricardo Tadeu Almeida Cabral de Soares	Sales Executive Officer
Graham David Staley	Chief Financial Officer
Carlos Eduardo Klützenschell Lisboa	Marketing Executive Officer
Nicolás Ernesto Bamberg	Industrial Executive Officer
Michel Dimitrios Doukeris	Soft Drinks Executive Officer
Milton Seligman	Corporate Affairs Executive Officer
Pedro de Abreu Mariani	General Counsel
Ricardo Manuel Frangatos Pires Moreira	Executive Officer for Hispanic Latin America
Rodrigo Figueiredo de Souza	Logistics Executive Officer

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 20, 2008

COMPANHIA DE BEBIDAS DAS AMÉRICAS — AMBEV

By	/s/ Graham David Staley

Name: Graham David Staley Title: Officer
By	/s/ Pedro de Abreu Mariani

Name: Pedro de Abreu Mariani Title: Officer

EXHIBIT INDEX

Exhibit No.	Description
2.1	Share Exchange Agreement dated as of May 1, 2002, between AmBev and Quinsa (incorporated by reference to Exhibit 2.1 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.2	Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev (incorporated by reference to Exhibit 2.2 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.3	Amendment No. 1 to Stock Purchase Agreement dated as of January 31, 2003, between BAC and AmBev (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.4	Letter Agreement dated January 13, 2002, between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.5	Quinsa Shareholders Agreement dated as of January 31, 2003, among Quinsa, AmBev and BAC (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.6	Registration Rights Agreement dated as of January 31, 2003, among BAC and AmBev (incorporated by reference to Exhibit 2.6 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.7	AmBev Share Transfer Agreement dated as of January 31, 2003, among BAC, Braco S.A., ECAP, Fundação and AmBev (incorporated by reference to Exhibit 2.7 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.8	AmBev Governance Agreement dated as of January 31, 2003, among BAC, Braco S.A., ECAP, Fundação and AmBev (incorporated by reference to Exhibit 2.8 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.9	Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.10	Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit 2.10 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.11	Resolution of the Office of Competition, Deregulation and Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa — English Translation (incorporated by reference to Exhibit 2.11 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.12	Contribution and Subscription Agreement dated March 3, 2004 among S-Braco Participações S.A., Braco S.A., the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit 2.12 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

Exhibit No.	Description
2.13	Incorporação Agreement dated March 3, 2004 among AmBev, InBev, MergeCo and Labatt (incorporated by reference to Exhibit 2.13 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.14	First Amendment to the AmBev Shareholders Agreement dated March 3, 2004 among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties, and InBev as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit 2.16 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.15	Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax (incorporated by reference to Exhibit 2.17 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004 by AmBev).

2.16	Amended and Restated InBev By-laws (English Translation) (incorporated by reference to Exhibit 2.16 to Schedule 13D relating to Quinsa, filed on September 2, 2004 by AmBev).

2.17	Stichting By-laws (English Translation) (incorporated by reference to Exhibit 2.17 to Schedule 13D relating to Quinsa, filed on September 2, 2004 by AmBev).

2.18	Stichting Conditions of Administration (English Translation) (incorporated by reference to Exhibit 2.18 to Schedule 13D relating to Quinsa, filed on September 2, 2004 by AmBev).

2.19	Letter Agreement dated July 16, 2004 between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.19 to Schedule 13D relating to Quinsa, filed on September 2, 2004 by AmBev).

2.20	Press Release issued by AmBev on October 29, 2004 (incorporated by reference to Exhibit 2.20 to Schedule 13D/A relating to Quinsa, filed on November 4, 2004).

2.21	Letter Agreement dated April 13, 2006 between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.21 to Schedule 13D/A relating to Quinsa, filed on April 17, 2006).

2.22	Press Release issued by AmBev on April 13, 2006 (incorporated by reference to Exhibit 2.22 to Schedule 13D/A relating to Quinsa, filed on April 17, 2006).

2.23	Press Release issued by AmBev on August 8, 2006 (incorporated by reference to Exhibit 99.2.23 to Schedule 13D/A relating to Quinsa, filed on August 10, 2006).

2.24	Press Release issued by AmBev on November 8, 2006 (incorporated by reference to Exhibit 2.24 to Schedule TO-C relating to Quinsa, filed on November 9, 2006).

2.25	Press Release issued by AmBev on December 21, 2007 (incorporated by reference to Exhibit 2.28 of Schedule TO-C filed December 26, 2007).

2.26	Stock Purchase Agreement, dated December 21, 2007 between AmBev and Punch Card Capital, LLC (incorporated by reference to Exhibit 99.2 to Schedule TO-C filed on December 26, 2007)

2.27	Stock Purchase Agreement, dated December 21, 2007 between AmBev and Arnhold and S. Bleichroeder Advisers, LLC (incorporated by reference to Exhibit 99.3 to Schedule TO-C filed on December 26, 2007).

2.28	Stock Purchase Agreement, dated December 21, 2007 between AmBev and Duma Master Fund, L.P. (incorporated by reference to Exhibit 99.4 to Schedule TO-C filed on December 26, 2007).